Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-III dated December 17, 2007	Term Sheet to Product Supplement No. 49-III Registration Statement No. 333-130051 Dated May 16, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 90% Principal Protected Notes Linked to the Performance of the U.S. Dollar Relative to a Currency Basket due May 23, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 23, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, which may be negative and could result in a payment at maturity of less than the principal amount of your notes.
  The notes are designed for investors who believe the U.S. Dollar will appreciate relative to an equally weighted basket of four currencies, which we refer to as the Basket Currencies, over the term of the notes. If the U.S. Dollar appreciates against the Basket Currencies in the aggregate, your payment at maturity will increase; if the U.S. Dollar depreciates against the Basket Currencies in the aggregate, your payment at maturity will decline. Investors should be willing to forgo interest payments while seeking 90% principal protection at maturity (10% of principal is at risk).
  Minimum denominations of $1,000 and integral multiples in excess thereof.
  The terms of the notes set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 49-III, supersede the terms set forth in product supplement no. 49-III. For example, if the Ending Basket Level is less than the Starting Basket Level, the Additional Amount will be a negative amount that will vary but will not cause you to receive less than $900 per $1,000 principal amount note at maturity. If the Ending Basket Level is less than the Starting Basket Level, you will be subject to this negative Additional Amount, which will not be fixed on the pricing date, even though this feature is not described in the accompanying product supplement no. 49-III. In addition, for purposes of these notes, the method of calculating the Basket Currency Return for each Basket Currency (as set forth under “Key Terms — Basket Currency Return” in this term sheet) is different from the methodology set forth in the accompanying product supplement no. 49-III, which will result in different Basket Currency Returns than if they were calculated in the manner described in the accompanying product supplement no. 49-III.
  The notes are expected to price on or about May 19, 2008 and are expected to settle on or about May 22, 2008.

Key Terms

Basket:

An equally weighted basket consisting of the Japanese Yen (“JPY”), the British Pound Sterling (“GBP”), the European Union Euro (“EUR”) and the Swiss Franc (“CHF”) (each a “Basket Currency,” and together, the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. Dollar (the “Basket”). For information about the Basket Currencies, the Basket Currency Weights and the calculation of the Starting Spot Rate see “Additional Key Terms” on page TS-1 of this term sheet.

Reference Currency:	The U.S. Dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be negative.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Basket Level is greater than or equal to the Starting Basket Level, $1,000 x the Basket Return x the Participation Rate.

(2) if the Ending Basket Level is less than the Starting Basket Level, $1,000 x the Basket Return; provided that the Additional Amount will not be less than -$100. For example, if the Basket Return is less than -10%, the Additional Amount will be equal to -$100, which entitles you to a payment at maturity of $900 for each $1,000 principal amount note.

See “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment At Maturity” for more information.

If the Ending Basket Level is less than the Starting Basket Level, you will lose up to 10% of your initial investment at maturity.

Participation Rate:	At least 270%. The actual Participation Rate will be determined on the pricing date and will not be less than 270%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about May 19, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (JPY Return * 1/4) + (GBP Return * 1/4) + (EUR Return * 1/4) + (CHF Return * 1/4)]

The JPY Return, the GBP Return, the EUR Return and the CHF Return refer to the Basket Currency Return for the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, respectively.

Basket Currency Return:	With respect to each Basket Currency:
1 –	Starting Spot Rate
Ending Spot Rate

For more information on the calculation of the Basket Currency Return for each Basket Currency, see “Additional Key Terms — Basket Currency Weights” and “Selected Purchase Considerations — Basket Currency Returns” in this term sheet.

Observation Date:	May 18, 2011*
Maturity Date:	May 23, 2011*
CUSIP:	48123M4H2
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III.

Investing in the 90% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 49-III and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-27 of the accompanying product supplement no. 49-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 16, 2008

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 49-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  Basket Currency Weights — The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:
Basket Currency	Starting Spot Rate	Reuters Page	Percentage Weight of Basket

Japanese Yen (JPY)†		WMRSPOT12	25%
British Pound Sterling (GBP)††		WMRSPOT07	25%
European Union Euro (EUR)††		WMRSPOT05	25%
Swiss Franc (CHF)†		WMRSPOT07	25%
†

The Starting Spot Rate for each of the Japanese Yen and Swiss Franc will be equal to the amount of such Basket Currency per U.S. Dollar and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account either applicable intra-day trades or the rates displayed on the applicable Reuters page.

††

The Starting Spot Rate for each of the British Pound Sterling and European Union Euro will be equal to one divided by the amount of U.S. Dollars per applicable Basket Currency and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page.

For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet.

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Japanese Yen, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Tokyo, Japan, (ii) with respect to the British Pound Sterling, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England, (iii) with respect to the European Union Euro, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Frankfurt, Germany and (iv) with respect to the Swiss Franc, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Zurich, Switzerland.

Selected Purchase Considerations

  PRESERVATION OF AT LEAST 90% OF YOUR PRINCIPAL AT MATURITY — You will receive at least 90% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, if the Ending Basket Level is greater than or equal to the Starting Basket Level, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†. Accordingly, any return at maturity will be determined by the appreciation of the Basket and the Participation Rate. See “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” for additional information.
  † The actual Participation Rate will be determined on the pricing date and will not be less than 270%.
  BASKET CURRENCY RETURNS — Each of the JPY Return and the CHF Return reflects the performance of the relevant Basket Currency, expressed as one minus a fraction, the numerator of which is the Spot Rate of such Basket Currency in the interbank market on the pricing date, which we refer to as a Starting Spot Rate, and the denominator of which is the Spot Rate of such Basket Currency on the Observation Date, which we refer to as an Ending Spot Rate. The Spot Rate of each of JPY and CHF on a given date that falls after the pricing date is equal to the applicable amount reported by Reuters Group PLC on page WMRSPOT12 (for the JPY Return) and page WMRSPOT07 (for the CHF Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as the amount of Basket Currency per one unit of the Reference Currency. Each of the GBP Return and EUR Return reflects the performances of the relevant Basket Currency, expressed as one minus a fraction, the numerator of which is the Starting Spot Rate of such Basket Currency and the denominator of which is the Ending Spot Rate of such Basket Currency. The Spot Rate of each of GBP and EUR on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page WMRSPOT07 (for the GBP Return) and page WMRSPOT05 (for the EUR Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Reference Currency per one unit of Basket Currency. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the Performance of the U.S. Dollar Relative to a Currency Basket	TS-1
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in any appreciation in the U.S. dollar relative to the value of the Basket Currencies during the term of the notes. Accordingly, the value of the Basket increases when U.S. Dollar appreciates in value against the individual Basket Currencies. The Basket is based on an equally weighted group of currencies consisting of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on May 15, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 4.43%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 4.43%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-III dated December 17, 2007. The risk considerations described below supplement, and to the extent they conflict with the risk factors described under “Risk Factors” in the accompanying product supplement no. 49-III, supersede the risk factors set forth in the product supplement no. 49-III.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. Dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, declines in one or more of the Basket Currencies relative to the U.S. Dollar may be moderated, or more than offset, by lesser declines or increases in the remaining Basket Currencies relative to the U.S. Dollar.
  YOUR INVESTMENT MAY RESULT IN UP TO A 10% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Ending Basket Level is less than the Starting Basket Level, you will lose 1% of your principal for every 1% that the Ending Basket Level declines below the Starting Basket Level, subject to a minimum payment at maturity of $900 for each $1,000 principal amount note. Accordingly, you could lose up to $100 for each $1,000 principal amount note that you invest in.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Basket Currency Return for each Basket Currency is expressed as one minus a fraction equal to the Starting Spot Rate of such Basket Currency divided by the Ending Spot Rate of such Basket Currency, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Basket Return equal or exceed 100% and, accordingly, the Additional Amount will not equal or exceed $2,700 per $1,000 principal amount note.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc relative to the U.S. Dollar, your notes will be exposed to currency exchange rate movements in Japan, the United Kingdom, the European Union, Switzerland and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if the U.S. dollar appreciates relative to the Basket Currencies over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the British Pound Sterling may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Japanese Yen.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth under “Additional Key Terms — Basket Currency Weights” in this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a lower level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the Performance of the U.S. Dollar Relative to a Currency Basket	TS-2
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. Dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 270%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (270%)	Additional Amount		Principal		Payment at Maturity

180	80%	216.00%	$2,160	+	$1,000	=	$3,160
170	70%	189.00%	$1,890	+	$1,000	=	$2,890
160	60%	162.00%	$1,620	+	$1,000	=	$2,620
150	50%	135.00%	$1,350	+	$1,000	=	$2,350
140	40%	108.00%	$1,080	+	$1,000	=	$2,080
130	30%	81.00%	$810	+	$1,000	=	$1,810
120	20%	54.00%	$540	+	$1,000	=	$1,540
110	10%	27.00%	$270	+	$1,000	=	$1,270
105	5%	13.50%	$135	+	$1,000	=	$1,135
100	0%	0.00%	$0	+	$1,000	=	$1,000
95	-5%	N/A	-$50	+	$1,000	=	$950
90	-10%	N/A	-$100	+	$1,000	=	$900
80	-20%	N/A	-$100	+	$1,000	=	$900
70	-30%	N/A	-$100	+	$1,000	=	$900
60	-40%	N/A	-$100	+	$1,000	=	$900
50	-50%	N/A	-$100	+	$1,000	=	$900
40	-60%	N/A	-$100	+	$1,000	=	$900
30	-70%	N/A	-$100	+	$1,000	=	$900
20	-80%	N/A	-$100	+	$1,000	=	$900

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $540 and the final payment at maturity is equal to $1,540 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 270%) = $1,540

Example 2: The level of the Basket declines from the Starting Basket Level of 100 to an Ending Basket Level of 95. Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100, the Basket Return is negative, the Additional Amount is equal to -$50 and the final payment at maturity is equal to $950 per $1,000 principal amount note, calculated as follows:

$1,000 + $1,000 x [(95-100)/100] = $950

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $270 and the final payment at maturity is equal to $1,270 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 270%) = $1,270

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to a Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and because the Additional Amount may not be less than -$100, the Additional Amount is equal to -$100 and the final payment at maturity is equal to $900 per $1,000 principal amount note.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the Performance of the U.S. Dollar Relative to a Currency Basket	TS-3

Historical Information

The first four graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the Japanese Yen (JPY) and the Swiss Franc (CHF), is the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar and, in the case of the British Pound Sterling(GBP) and European Union Euro (EUR), is the amount of U.S. dollars that can be exchanged for one unit of the applicable Basket Currency, and which, in each case, we refer to in this term sheet as the exchange rate) from January 3, 2003 through May 9, 2008. The exchange rates of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, at approximately 11:00 a.m., New York City time, on May 15, 2008, were 104.805, 1.94630, 1.54775 and 1.05510, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the U.S. Dollar appreciates in value against the individual Basket Currencies. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Japanese Yen and the Swiss Franc, as the amount of Basket Currency per one U.S. Dollar, which is largely consistent with the approach used to determine the conventional market quotation for each such Basket Currency set forth in the applicable graphs below and, for the British Pound Sterling and the European Union Euro, as one divided by the amount of U.S. dollars per one unit of Basket Currency, which is the inverse of the conventional market quotation for each such Basket Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through May 9, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for the Japanese Yen and the Swiss Franc, the rates reported by Bloomberg Financial Markets and, for the British Pound Sterling and the European Union Euro, dividing one by the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

The Spot Rates of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, at approximately 11:00 a.m., New York City time, on May 15, 2008, were 104.805, 0.513795, 0.64610 and 1.05510, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this term sheet (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of $900 per $1,000 principal amount of your notes.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the Performance of the U.S. Dollar Relative to a Currency Basket	TS-4